AIM Beverages LLC

ANNUAL REPORT

2424 N Federal Hwy Suite 303
Boca Raton, FL 33431
5617064446
https://www.drinkjove.com/

This Annual Report is dated March 23, 2026.

BUSINESS

Company Overview

Jovē Wellness by AIM Beverages LLC ("Jovē Wellness" or "Jovē" or the "Company") is offering hydration through science-backed, premium functional water designed for today's health conscious consumer. Our signature water features a pH of 9.5+ and is powered by proprietary ACH Technology® (Advanced Cellular Hydration), clinically shown to support deep hydration at the cellular level. Enriched with Liquid Silica, Jovē promotes collagen production, supporting skin health, vitality, and overall wellness. Our mission is to foster a new kind of connection between consumers and their water - a "hydrationship" - positioning Jovē as the water that gets you.

Business Model

Jovē generates revenue through a multi-channel distribution strategy that includes retail, e-commerce, and strategic partnerships. We're currently available in over 1,900 stores nationwide, including Publix, Kroger, The Fresh Market, Giant Foods, and more. Online, we've seen strong performance through Amazon, where 53% of customers are repeat buyers. As we scale, we're expanding into recyclable slim cans to reach younger, eco-conscious consumers and are executing a full funnel marketing strategy to strengthen brand awareness and drive velocity.

Intellectual Property

Jovē holds exclusive rights to its proprietary ACH Technology®, a patented innovation developed through multimillion dollar research investments. ACH Technology® is designed to enable water molecules to better penetrate cells, supporting clinically demonstrated hydration benefits. Our formula and process also feature the patented use of Liquid Silica to support collagen production. These technologies are protected by granted and pending patents, creating a defensible IP moat in the growing functional water space. The license is exclusive within the United States for water and tea products and is fully paid and royalty-free.

Corporate Structure

AIM Beverages LLC is the parent company of Jovē Wellness LLC, a 100% owned subsidiary which has been operated under the Company since May 22, 2019.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: Operations
Date: February 07, 2024
Offering exemption relied upon: 4(a)(2) and 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2025 was $1.323 million compared to $1.555 million in fiscal year 2024.

Revenue per unit increased $.01/unit in 2025 over 2024.

Cost of Sales

Cost of Sales for fiscal year 2025 was $1.802 million compared to $2.143 million in fiscal year 2024.

Costs decrease of $.01/unit in areas of materials, freight and promotional discount programs to introduce the Jove brand to consumers at grocery retail.

Gross Margins

Gross margins for fiscal year 2023 were -$479k. compared to -$588k for fiscal year 2024.

Net decrease of $.02/unit in gross margins as we incurred more material and production costs, freight rates.

Expenses

Expenses for fiscal year 2025 were $3.783 million compared to $4.032 million in fiscal year 2024.

Increase in G&A costs are primarily labor driven as we hired executive leadership to developed business strategies to increase brand awareness and sales. Marketing related expenses have flattened as we shift from events to regional shopper marketing and social media with new messaging that further differentiates our brand, highlighting the unique-to-shelf attributes.

Historical results and cash flows:

The Company is currently in a growth stage, selling Jovē in six (6) package forms, including both PET bottles and slim cans. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of a shift in promotional strategy as we scale, relying less on discounts, as in prior years, and more on marketing. Past cash was primarily generated through the sale of our product to retailers and Owner Investments. Our goal is to more than double the points of distribution in profitable channels of trade across the US.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 10527..

Debt

Creditor: Headway Capital
Outstanding balance: $283.51
Interest rate: 52.42%
Material terms: The loan requires regular scheduled repayments and may include standard provisions regarding default, repayment, and collection.

Creditor: Convertible Promissory Note

Outstanding balance: $250,000.00
Interest rate: 7.5%
Material terms: Unsecured note that converts into equity at a 25% discount in a future equity financing of $1 million or more, subject to a $10 million valuation cap. If not converted earlier, it converts at maturity at the lower of the last round price or the valuation cap.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tammy Hobbs

Tammy Hobbs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Manager
Dates of Service: August 2019 — Present
Responsibilities: Tammy leads Jovē Wellness with over 20 years of industry experience, overseeing company strategy, operations, and growth initiatives. She receives $208,000 in annual compensation.
Other business experience in the past three years:

Employer: Whitlock Packaging Corporation/Whitlock Consulting
Title: Business Manager for Jerry Whitlock
Dates of Service: July 2005 — December 2016
Responsibilities: Business Manager to Jerry Whitlock, Whitlock Consulting, Managing Member; Trademarks
Employer: CEBEV LLC (Cutting Edge Beverages)
Title: Business Manager
Dates of Service: December 2016 — August 2019
Responsibilities: Worked closely with Jerry Whitlock, founder supporting the brand Juice Bowl in schools and institutional sales, from sales to package design.
Name: Christiaan (Chris) Cronje

Christiaan (Chris) Cronje's current primary role is with CeBev LLC. Christiaan (Chris) Cronje currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Acting CFO, Board of Advisors
Dates of Service: January 2019 — Present

Responsibilities: Chris works with the founder and current CEO to establish both the product and operating business. He does not receive compensation.
Other business experience in the past three years:

Employer: CeBev LLC
Title: Managing Member
Dates of Service: September 2016 — Present
Responsibilities: The General Manager reports directly to me for overall direction and strategy.
Name: Jerry Whitlock

Jerry Whitlock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, President, Chairman of the Board
Dates of Service: January 2019 — Present
Responsibilities: Jerry works closely with the advisory board (industry leaders) and executives on a daily and quarterly basis. He does not currently receive compensation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Stockholder Name: Cutting Edge Investments, LLC (100% Owned and managed by Jerry Whitlock)
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Entity: AIM Beverage Solutions and AIM Licensing
Names of 20% owners: Jerry Whitlock   Entities were liquidated as of Jan 23 2024
Relationship to Company: Separate LLCs formed early on then liquidated Jan 23 2024
Nature / amount of interest in the transaction: $411,749

Material Terms: During the year ended December 31, 2024, the Company's related parties, AIM Beverage Solutions and AIM
Licensing, were dissolved. As a result of the dissolution, the Company recognized a total receivable balance of $411,749 as of December 31, 2024. This amount is presented in the statement of financial position under "Other Receivable – Liquidation" which represents the Company's share of proceeds from the disposal of assets and settlement of liabilities of the former related parties. The Company expects to fully recover this receivable within 2025.

Name of Entity: Cutting Edge Investments LLC
Names of 20% owners: Jerry Whitlock
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $60,000
Material Terms: The Company entered into loan agreements with its members for a total amount of $60,000 with a maturity date in 2025. The outstanding balance of this loan was at $20,000 and $60,000 as of December 31, 2023 and 2024, respectively.

OUR SECURITIES

The Company has authorized Class A Units, Class B Units, Class P Units, and Convertible Promissory Note.

Class A Units
• Authorized: 1,000,000
• Outstanding: 1,000,000
• Voting Rights: One vote per unit.
• Material Rights: Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class A Units, they are freely able to issue them.
Class B Units
• Authorized: 250,000
• Outstanding: 250,000
• Material Rights: Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class B Units, they are freely able to issue them.

Joinder to Operating Agreement

As part of your investment in AIM Beverages LLC through this Regulation Crowdfunding offering, you will be joining the Company's Third Amended and Restated Limited Liability Company Operating Agreement which is attached to the Form C as Exhibit F.

The amount outstanding includes 250,000 Class B Units reserved for issuance.
Class P Units
• Authorized: 160,000
• Outstanding: 160,000
• Material Rights: Under Florida law, there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company has not explicitly authorized any Class P Units, they are freely able to issue them.

The amount outstanding includes 20,000 Class P Units reserved for issuance.
Convertible Promissory Note
• Amount Outstanding: $250,000.00
• Conversion Type: Equity securities
• Conversion Trigger: (A) the next sale (or series of related sales) by the Company of its equity securities with the principal purpose of raising capital and from which the Company receives aggregate gross proceeds of not less than US$10,000,000.00 (excluding, for the avoidance of doubt, the aggregate principal amount of the Note); (B) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets or the exclusive license of all or substantially all of the Company's material intellectual property; (C) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the membership interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's membership interests if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).
• Discount Rate: 15
• Interest Rate: 7.5
• Material Rights: None

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity.

  If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred equity could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred equity could be more advantageous to those investors than to the holders of common equity or other securities. In addition, if we need to raise more equity capital from the sale of common equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we

must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

AIM Beverages LLC was formed on January 22, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AIM Beverages LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that AIM Beverages LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. We hold exclusive rights to Jove®, Jove Deep Hydration®, Water Wise® , Happy Cells, Happy Body.® , to name a few. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, ifwe make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural

norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

AIM Beverages LLC
By /s/ *Tammy Hobbs*
Title: CEO

By /s/ *Tammy Hobbs*
Name: Tammy Hobbs
Title: CEO

By /s/ *Chris Cronje*
Name: Chris Cronje
Title: Acting CFO, Board of Advisors

By /s/ *Jerry Whitlock*
Name: Jerry Whitlock
Title: Founder, Chairman of the Board

Exhibit A
FINANCIAL STATEMENTS

AIM Beverages LLC / Jove Wellness LLC
Combined Balance Sheet
As of

ASSETS	December 2025	December 2024
Current Assets:		
Cash	10,527	187,299
Accounts Receivable	115,410	83,632
Related Party Receivable	582,749	582,749
Inventory	504,763	576,149
Total Current Assets	1,213,449	1,429,830
Fixed Assets	64,535	64,535
Other Assets	4,229,581	4,680,541
TOTAL ASSETS	5,507,565	6,174,905
LIABILITIES & EQUITY		
Current Liabilities:		
Accounts Payable	1,237,317	1,024,131
Credit Cards	47,746	16,264
Other Current Liabilities	511,671	576,460
Total Current Liabilities	1,796,734	1,616,855
Total Liabilities	1,796,734	1,616,855
Equity:		
CEI Investment	20,775,910	17,008,910
Equity - Crowd Funding	128,475	-
Equity	(12,450,860)	(7,341,969)
Current Year	(4,742,694)	(5,108,891)
Total Equity	3,710,831	4,558,050
TOTAL LIABILITIES & EQUITY	5,507,565	6,174,905

AIM Beverages LLC / Jove Wellness LLC
Combined Profit / Loss
As of

	2025		2024	
Total Shipments	69,827		81,670	
Total Units	826,771		980,040	
Net Sales	1,322,635	1.60	1,555,074	1.59
Total Cost of Sales	1,801,860	2.18	2,143,464	2.19
Gross Profit	(479,225)	(0.58)	(588,390)	(0.60)
R&D Expenses	39,353	0.05	(47,036)	(0.05)
G&A Expenses	2,281,072	2.76	1,861,607	1.90
Marketing Expenses	1,186,328	1.43	1,189,554	1.21
Selling Expenses	276,454	0.33	1,027,746	1.05
Interest Expense	21,178	0.03	29,545	0.03
Amortization Expenses	459,084	0.56	459,084	0.47
Total Net Income	(4,742,694)	(5.74)	(5,108,891)	(5.21)
Add Back:				
Interest	21,178		29,545	
Amortization	459,084		459,084	
EBITDA	(4,262,432)	(5.16)	(4,620,262)	(4.71)

AIM Beverages LLC / Jove Wellness LLC
Combined Operating Statement
As of

		2025 - Actual		2024 - Actual		
		Total	Per/unit	Total	Per/unit	
Total Sales		1,323	1.600	1,555	1.587	
Total Units/1 Liter in MM		827		980		
Discounts		611	0.739	747	0.763	
%		46.2%		48.1%		
Net Sales		712	0.861	808	0.824	
COGS		851	1.029	1,055	1.077	
		64.3%		67.9%		
Gross Profit Before Frt/WH		(139)	(0.168)	(248)	(0.253)	
%		-10.5%		-15.9%		
Freight/Warehousing		340	0.412	341	0.348	
		25.7%		21.9%		
Gross Profit		(479)	(0.580)	(588)	(0.600)	
%		-36.2%		-37.8%		
Other Expenses:		3,783	4.576	4,032	4.114	
	R&D	39	0.048	(47)	(0.048)	
	G&A	2,281	2.759	1,862	1.900	-4262
	Marketing	1,186	1.435	1,190	1.214	
	Selling	276	0.334	1,028	1.049	
Net Operating Profit/Loss		(4,263)	5.156	(4,620)	(4.714)	

Memo Note:

	2025	2024
Cases (in thousands)	70	82
Average Selling Price	18.94	19.04

AIM Beverages LLC / Jove Wellness LLC
 Combined Cash Flow Statement
As of

	Dec-25	Dec-24	Dec-23
Current Assets:			
Cash and Cash Equivalents	11	187	29
Accounts Receivable	115	84	90
Other Receivable	583	583	584
Inventory	505	576	843
Prepaid Expenses	0	0	0
Total Current Assets	1,213	1,430	1,546
Net Fixed Assets	65	65	65
Other Assets	0	0	0
Intangible Assets	4,230	4,681	5,139
TOTAL ASSETS	5,508	6,175	6,750
Current Liabilities:			
Accounts Payable-Trade	1,285	1,040	1,183
Other Current Liabilities	0	0	0
Total Current Liabilities	1,285	1,040	1,183
Other Liabilities:			
Other	512	576	191
Total Other Liabilities	512	576	191
TOTAL LIABILITIES	1,797	1,617	1,374
EQUITY:			
CEI Investment	20,776	17,009	12,718
Equity - Crowd Funding	128	0	0
Equity	(12,451)	(7,342)	(1,068)
Net Income (Loss)	(4,743)	(5,109)	(6,274)
TOTAL SHAREHOLDER'S EQUITY	3,711	4,558	5,376
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	5,508	6,175	6,750
	0	0	0

AIM Beverages LLC / Jove Wellness LLC
 Combined Cash Flow Statement
Cash Flow Statement

	Dec-25	Dec-24
CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income (Loss)	(4,743)	(5,109)
Depreciation	0	0
Amortization of Intangibles	451	459
Decrease (Increase) In:		
Accounts Receivable	(32)	6
Inventories	71	267
Prepaid Expenses	0	0
Increase (Decrease) In:		
Accounts Payable/Accrued Liabilities	246	(142)
Income Taxes Payable	0	0
NET CASH PROVIDED BY OPERATIONS	(4,006)	(4,519)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	0	0
(Increase) Decrease In Other Assets	0	0
NET CASH USED BY INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loan-CEI	3,767	4,291
Additional Debt (Debt Reductions)/New Borrowings	(65)	385
Crowd Funding	128	0
Other Receivable	0	1
Loan Closing Costs	0	0
NET CASH USED BY FINANCING ACTIVITIES	3,831	4,677
NET INCREASE (DECREASE) IN CASH	(176)	158
CASH AT BEGINNING OF PERIOD	187	29
CASH AT END OF PERIOD	12	187
NET INCOME:		
Pretax Income - Combined	(4,743)	(5,109)
Non Operating Adjustments	0	0
Restructuring Costs	0	0
Total Pretax Income	(4,743)	(5,109)
Income Taxes	0	0
Net Income	(4,743)	(5,109)

AIM Beverages LLC / Jove Wellness LLC
Statement of Changes in Equity
As of

	CEI Investment	Contributed Capital	Member Equity	Total
Beginning Balance, January 1, 2023	7,658,205	13,248,616	(14,316,504)	6,590,317
Contributed Capital - CEI	5,060,000			5,060,000
Net Income (Loss)			(6,274,081)	(6,274,081)
Ending Balance, December 31, 2023	12,718,205	13,248,616	(20,590,585)	5,376,236
Contributed Capital - CEI	4,290,705			4,290,705
Net Income (loss)			(5,108,891)	(5,108,891)
Ending Balance, December 31, 2024	17,008,910	13,248,616	(25,699,476)	4,558,050
Contributed Capital - CEI	3,767,000			3,767,000
Equity - Crowd Funding			128,475	128,475
Net Income (loss)			(4,742,694)	(4,742,694)
Ending Balance, December 31, 2025	20,775,910	13,248,616	(30,313,695)	3,710,831

NOTE 1 – NATURE OF OPERATIONS

AIM Beverages LLC / Jove Wellness LLC was formed on August 1, 2019 ("Inception") in the State of Florida. The financial statements of AIM Beverages LLC / Jove Wellness LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

The purpose of the AIM Beverages LLC is to develop beverage brands. Jove Wellness LLC is the operating center for AIM Beverages LLC providing the resources to procure, produce, market and sell Jove brands through a distribution network throughout the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenue at time finished product is shipped to the buyer. Once product ships, an invoice will be produced for agreed contractual terms for finished product. This will document the process of revenue recognition: (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company has accounts receivable of $115,410 and $83,632 as of 12/31/2025 and 12/31/2024. These amounts are all collectible with no allowance for bad debts.

NOTE 4 – INVENTORY

The Company has inventory of $504,763 and $576,149 as of 12/31/2024 and 12/31/2023. This consist of raw materials of $111,321 and finished goods $393,442 for 2025 and $243,983 and $332,166 respectively for 2024.

NOTE 5 – OTHER CURRENT LIABILITIES

The Company has Other Current Liabilities as of $511,671 and 576,460 as of 12/31/2025 and 12/31/2024. The amounts for 2025 are primarily for a convertible promissory note which is non-secured, $250,000 and payroll tax liabilities of $10,671. The balance remaining for 2025 is a related party payables to AIM Beverage Solutions and Licensing as outlined in Note 7 to these footnotes.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company had related party transactions with AIM Beverage Solutions and Licensing for equipment related purchases originating in 2022. The balances in Related Party Receivable and Other Current Liability as of 12/31/2025 and 12/31/2024 was $582,749 and $251,000.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through March 10, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Tammy Hobbs, the Chief Executive Officer of AIM BEVERAGES LLC / JOVE WELLNESS LLC, hereby certify that the financial statements of combined AIM BEVERAGES LLC / JOVE WELLNESS LLC and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

AIM BEVERAGES LLC / JOVE WELLNESS LLC combined has not yet filed its federal return for 2025. For the year 2024 the amounts reported on our tax returns were gross receipts of $1,555,074; loss of $ -541,354; ordinary business loss of $-5,371,702 with total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of _March 10 2026_ (Date)

_____ (Signature)

Tammy Hobbs, CEO   (Title)

March 11, 2026 (Date)